EXHIBIT 99.2

News Release

For Immediate Release	Date: February 19, 2025
25-05-TR

Teck Reports Unaudited Fourth Quarter Results for 2024

Record annual copper production and $1.8 billion returned to shareholders this year

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2024.

"2024 was a transformational year as we repositioned Teck as a pure-play energy transition metals company with the sale of the steelmaking coal business and record annual copper production," said Jonathan Price, President and CEO. "Our copper production in the fourth quarter set a new quarterly production record with strong performance at QB, and we continued to return cash to shareholders through share buybacks and dividends that totaled $1.8 billion in 2024. Our strong financial position, ongoing returns to shareholders and value accretive copper growth strategy position us for long-term value creation."

Highlights

•	Adjusted EBITDA[1] of $835 million in Q4 2024 was driven by record copper production as Quebrada Blanca (QB) continued to ramp-up, achieving design throughput rates by the end of the year, as well as strong base metals pricing. Copper and zinc sales volumes each increased by 24% compared to the same period last year. Our profit from continuing operations before taxes was $256 million in Q4 2024.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $232 million, or $0.45 per share, in Q4 2024. Our profit from continuing operations attributable to shareholders was $385 million.
•	We returned $1.8 billion to shareholders through share buybacks and dividends in 2024, of which $549 million was completed in the fourth quarter. As at February 19, 2025, we have completed $1.45 billion of our authorized buyback program of $3.25 billion.
•	We reduced our debt by US$196 million in Q4 2024, including a scheduled semi-annual repayment on the QB project financing facility. In 2024, we reduced our debt by US$1.8 billion.
•	Our liquidity as at February 19, 2025 is $11.3 billion, including $7.1 billion of cash. We generated cash flows from operations of $1.3 billion in Q4 and we had a net cash[1] position of $2.1 billion at December 31, 2024.
•	We achieved our third consecutive quarter of record copper production with 122,100 tonnes produced in Q4 2024, of which 60,700 tonnes were from QB. With the ramp-up of QB, we achieved record annual copper production of 446,000 tonnes in 2024, up 50% from last year.
•	Our copper business generated gross profit before depreciation and amortization[1] of $732 million in the fourth quarter, up 160% from a year ago, with strong sales volumes of 124,900 tonnes and higher copper prices. Gross profit from our copper business was $299 million in the fourth quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $320 million in the fourth quarter, up 112% from a year ago, supported by strong zinc prices and sales volumes from Red Dog. Gross profit from our zinc business was $243 million in the fourth quarter.
•	Two of three of QB's labour unions, representing 78% of QB's workforce, and Antamina's labour union each ratified new three-year collective bargaining agreements during Q4 2024.
•	Our High-Potential Incident (HPI) Frequency rate continued to remain low at 0.12 in 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q4 2024

Financial Metrics (CAD$ in millions, except per share data)	Q4 2024	Q4 2023
Revenue	$2,786	$1,843
Gross profit	$542	$152
Gross profit before depreciation and amortization[1]	$1,052	$432
Profit (loss) from continuing operations before taxes	$256	$(324)
Adjusted EBITDA[1]	$835	$321
Profit (loss) from continuing operations attributable to shareholders	$385	$(167)
Adjusted profit from continuing operations attributable to shareholders[1]	$232	$23
Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)
Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)
Adjusted basic earnings per share from continuing operations[1]	$0.45	$0.04
Adjusted diluted earnings per share from continuing operations[1]	$0.45	$0.04

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on Our Copper Growth Strategy

•	We achieved record copper production of 446,000 tonnes in 2024, up 50% from 2023, supported by the ramp-up of QB. We expect our annual 2025 copper production to further increase to between 490,000 and 565,000 tonnes as QB continues to ramp-up, consistent with our previously disclosed guidance issued on January 20, 2025.

•	Increased QB copper production of 60,700 tonnes in the fourth quarter, compared to 52,500 tonnes in the third quarter of 2024. Annual copper production in 2024 from QB was 207,800 tonnes, within our previously disclosed guidance range of 200,000 to 210,000 tonnes.

•	We achieved design mill throughput rates at QB by the end of 2024, as expected, with record daily production achieved throughout the fourth quarter. We also saw an improvement in grades, as expected, and recoveries in the fourth quarter as compared with the third quarter of 2024, driving increased production in the fourth quarter.

•	We had scheduled planned maintenance in January 2025 at QB for minor modifications; however, we extended the scheduled shutdown to 18 days to conduct maintenance and reliability work, and complete additional tailings lifts as part of the operational ramp-up. Since production recommenced, we have been processing transition ores which was expected in the first quarter of 2025 in our mine plan. We continue to expect to see an overall increase in ore grades in 2025 over 2024 as we carry out the scheduled mine plan. Consistent with our operating plan, we expect to continue to have quarterly maintenance shutdowns. Our previously disclosed 2025 annual copper production for QB is unchanged at between 230,000 and 270,000 tonnes.

2	Teck Resources Limited 2024 Fourth Quarter News Release

•	In the fourth quarter, we continued to make progress in advancing our copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. Our focus remains on advancing our near-term projects – Highland Valley Copper Mine Life Extension (HVC MLE), Zafranal, San Nicolás - for potential sanction decisions in 2025, and advancing optimization of QB, with a strong focus on identifying near-term growth opportunities for debottlenecking within the current asset base. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate continued to remain low at 0.12 in 2024.

•	On October 30, 2024, Teck was named to the Forbes list of the World’s Top Companies for Women 2024, an employee-driven ranking of multinational corporations from 37 countries around the world.

•	On November 15, 2024, Teck was named one of Canada’s Top 100 Employers for the eighth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.

•	On December 2, 2024, we released our Climate Change and Nature 2024 Report, which for the first time combines the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) to deliver an integrated report covering both climate and nature-related aspects of our business.

Guidance

•	On January 20, 2025, we disclosed our 2025 annual guidance, which is unchanged in this news release.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 25–28.

2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	490 – 565
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q1 2025
Red Dog zinc in concentrate sales (000’s tonnes)	75 – 90
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.65 – 1.95
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

3	Teck Resources Limited 2024 Fourth Quarter News Release

This news release is dated as at February 19, 2025. Unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profitability improved significantly in the fourth quarter compared to the same period a year ago primarily as a result of higher base metal prices and increased copper and zinc in concentrate sales volumes. These items were partly offset by higher finance expense and depreciation and amortization expense due to the depreciation of the QB assets and no longer capitalizing interest on the QB2 project, starting in 2024, as anticipated. In the fourth quarter, our profit from continuing operations attributable to shareholders was $385 million compared with a $167 million loss from continuing operations attributable to shareholders in the fourth quarter of 2023, as profitability last year was impacted by elevated operating costs at QB during the initial ramp-up phase.

•	Copper sales volumes of 124,900 tonnes in the fourth quarter increased by 24% compared with a year ago, driven by record production volumes. Zinc in concentrate sales volumes of 204,000 tonnes in the fourth quarter increased by 24% compared with a year ago, as a portion of Red Dog shipments scheduled for the third quarter were deferred into the fourth quarter of 2024 due to weather conditions. Red Dog zinc in concentrate sales of 184,000 tonnes in the fourth quarter were at the high end of our previously disclosed guidance range of between 155,000 and 185,000 tonnes.

•	In the fourth quarter, London Metal Exchange (LME) copper prices increased by 13% compared with a year ago, and averaged US$4.17 per pound, and LME zinc prices increased by 22%, averaging US$1.38 per pound. However, base metal prices declined at the end of the year with spot copper and zinc prices closing at US$3.95 and US$1.35 per pound, respectively, as at December 31, 2024, resulting in $144 million of negative settlement pricing adjustments in the fourth quarter, primarily related to copper.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2024	2023
Copper (LME cash – US$/pound)	$4.17	$3.70	13%
Zinc (LME cash – US$/pound)	$1.38	$1.13	22%
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.36	3%

•	We achieved our third consecutive quarter of record copper production with 122,100 tonnes produced in the fourth quarter, an increase of 18,700 tonnes compared with the same period a year ago as a result of QB production ramping-up to design throughput rates by the end of the year. Copper production from QB was 60,700 tonnes in the fourth quarter compared with 52,500 tonnes in the third quarter of 2024, as quarterly production continued to increase with ramp-up progressing.

•	Zinc in concentrate production of 146,400 tonnes in the fourth quarter decreased by 19% compared to a year ago primarily due to lower grades at Red Dog and Antamina, as expected in their respective mine plans, as well as a planned maintenance shutdown at Red Dog.

4	Teck Resources Limited 2024 Fourth Quarter News Release

•	Our general and administration costs decreased by $29 million, or 33%, to $59 million in the fourth quarter compared to the same period last year. Research and innovation expense decreased by $5 million in the fourth quarter compared with a year ago and decreased by $67 million in 2024 as compared with 2023. The reduction of these corporate costs is the result of the implementation of structural cost reductions across our business in 2024, which were further accelerated following the sale of the steelmaking coal business in the third quarter of 2024.

•	Our finance income increased to $97 million in the fourth quarter compared with $19 million a year ago reflecting investment income on our elevated cash balance as a result of the receipt of proceeds from the sale of the steelmaking coal business. A large portion of our cash balance is held in US dollars, and as a result of the significant weakening of the Canadian dollar in the fourth quarter, $235 million of foreign exchange gains were recognized in the fourth quarter compared with $18 million of losses in the same period last year.

•	We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2025 annual capital expenditure, capitalized stripping and unit cost guidance.

•	The potential imposition of tariffs and countervailing restrictions between the United States and Canada is a fluid and rapidly evolving situation that is being closely monitored by Teck. We primarily sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. Teck does not currently sell our copper or zinc concentrate into the United States. We will continue to actively monitor the situation and work to mitigate any potential impacts on our business.

•	During the fourth quarter, our Red Dog operation successfully obtained the United States Army Corps of Engineers 404 permit, a critical step allowing the construction of the exploration access road for long-term vehicle access to the Aktigiruq and Anarraaq resource areas. This permit marks a major achievement in the project’s development, enabling the next phase of exploration and resource assessment to proceed as planned.

•	During 2024, we completed the sale of 23% of the steelmaking coal business, EVR, to Nippon Steel Corporation and POSCO for upfront proceeds of US$1.3 billion and the remaining 77% of EVR to Glencore for proceeds of US$7.3 billion. Upon closing of the transactions, we announced our intention to allocate the transaction proceeds consistent with our Capital Allocation Framework. This included total cash returns to shareholders of $3.5 billion, a debt reduction program of up to $2.75 billion, approximately $1.0 billion allocated to pay taxes and transaction costs and cash retained for our value accretive copper projects.

•	In 2024, we executed $1.25 billion of our authorized share buyback program of $3.25 billion. In addition under our debt reduction program, we deployed proceeds from the sale of the steelmaking coal business and reduced our debt by US$1.6 billion through a bond tender offer for our public notes in July and other debt repayments in the second half of 2024.

•	As a result of the completion of the sale of our steelmaking coal business, results from that business have been presented in our Q4 2024 News Release and Condensed Interim Consolidated Financial Statements as discontinued operations for all periods reported.

5	Teck Resources Limited 2024 Fourth Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

In the fourth quarter, our profit from continuing operations attributable to shareholders was $385 million, or $0.75 per share, compared to a loss of $167 million, or $0.32 per share, in the same period last year. The increase compared with a year ago is primarily due to higher copper and zinc prices, increased copper and zinc in concentrate sales volumes, and significant foreign exchange gains arising from the weakening Canadian dollar, as outlined above.

Adjusted profit from continuing operations attributable to shareholders1 in the fourth quarter, taking into account the items identified in the table below, was $232 million, or $0.45 per share, compared with $23 million, or $0.04 per share, in the fourth quarter of 2023. The most significant after tax adjustment to profit in the fourth quarter of 2024, reflected in the table below, is $208 million of foreign exchange gains.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations attributable to shareholders	$385	$(167)	$(467)	$(118)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	828	—
QB variable consideration to IMSA and Codelco	23	69	32	95
Environmental costs	(6)	84	3	88
Share-based compensation	5	(13)	72	63
Labour settlement	25	—	19	7
Commodity derivatives	(29)	(20)	(65)	9
Foreign exchange (gains) losses	(208)	8	(137)	(8)
Tax items	(51)	—	178	69
Other	88	62	142	84
Adjusted profit from continuing operations attributable to shareholders[1]	$232	$23	$605	$289

Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Adjusted basic earnings per share from continuing operations[1]	$0.45	$0.04	$1.17	$0.56
Adjusted diluted earnings per share from continuing operations[1]	$0.45	$0.04	$1.16	$0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $95 million of after-tax losses ($144 million, before tax) in the fourth quarter, or $0.19 per share.

6	Teck Resources Limited 2024 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2024	2023	2024	2023
Revenue and profit
Revenue	$2,786	$1,843	$9,065	$6,476
Gross profit	$542	$152	$1,607	$1,112
Gross profit before depreciation and amortization[1]	$1,052	$432	$3,272	$1,973
Profit (loss) from continuing operations before taxes	$256	$(324)	$(718)	$(75)
Adjusted EBITDA[1]	$835	$321	$2,933	$1,436
Profit (loss) from continuing operations attributable to shareholders	$385	$(167)	$(467)	$(118)
Profit attributable to shareholders	$399	$483	$406	$2,409
Cash flow
Cash flow from operations	$1,288	$1,126	$2,790	$4,084
Expenditures on property, plant and equipment	$422	$771	$2,262	$3,885
Capitalized production stripping costs	$82	$100	$373	$455
Balance Sheet
Cash and cash equivalents			$7,587	$744
Total assets			$47,037	$56,193
Debt and lease liabilities, including current portion			$5,482	$7,595
Per share amounts
Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Basic earnings per share	$0.78	$0.93	$0.79	$4.65
Diluted earnings per share	$0.78	$0.92	$0.78	$4.59
Dividends declared per share	$0.125	$0.125	$1.00	$1.00
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	122	103	446	296
Zinc in concentrate	146	182	616	644
Zinc – refined	62	70	256	267
Sales (000’s tonnes)
Copper[2]	125	101	435	291
Zinc in concentrate	204	165	635	660
Zinc – refined	61	68	260	258
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.17	$3.70	$4.15	$3.85
Zinc (LME cash – US$/pound)	$1.38	$1.13	$1.26	$1.20
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.36	$1.37	$1.35

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
7	Teck Resources Limited 2024 Fourth Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper	$1,674	$1,142	$5,542	$3,425
Zinc	1,112	701	3,523	3,051
Total	$2,786	$1,843	$9,065	$6,476

Gross profit
Copper	$299	$81	$1,045	$712
Zinc	243	71	562	400
Total	$542	$152	$1,607	$1,112

Gross profit before depreciation and amortization[1]
Copper	$732	$281	$2,401	$1,265
Zinc	320	151	871	708
Total	$1,052	$432	$3,272	$1,973

Gross profit margins before depreciation and amortization[1]
Copper	44%	25%	43%	37%
Zinc	29%	22%	25%	23%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2024 Fourth Quarter News Release

COPPER SEGMENT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Copper price (realized – US$/pound)	$4.17	$3.75	$4.18	$3.84
Production (000’s tonnes)[1]	122	103	446	296
Sales (000’s tonnes)[1]	125	101	435	291
Gross profit	$299	$81	$1,045	$712
Gross profit before depreciation and amortization[2]	$732	$281	$2,401	$1,265
Property, plant and equipment expenditures	$370	$705	$1,977	$3,639

Notes:
1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $299 million in the fourth quarter compared with $81 million a year ago (see table below). The increase in gross profit was due to higher copper prices and substantially higher sales volumes, partly offset by the depreciation of QB assets, which commenced at the start of 2024. In addition, in the same period last year, gross profit was impacted by elevated operating costs at QB during the early stages of production ramp-up in fourth quarter of 2023.

Record quarterly copper production of 122,100 tonnes was achieved in the fourth quarter, an increase of 18% from the same period last year, driven by continued quarter over quarter ramp-up in QB's production through 2024. QB produced 60,700 tonnes of copper production in the fourth quarter compared with 52,500 tonnes in the third quarter of 2024 and 34,300 tonnes in the fourth quarter last year. The increase in QB production was partially offset by lower production from Antamina as a result of lower grades, as well as reduced mill throughput due to lower tonnes mined, as expected, and unplanned maintenance.

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2023	$81
Increase (decrease):
Copper price realized	166
Sales volumes	52
Unit operating costs	146
Inventory write-down (2023)	20
Labour settlement	(38)
Co-product and by-product contribution	90
Foreign exchange (CAD$/US$)	15
Depreciation	(233)
Net increase	$218
As reported in current quarter	$299

9	Teck Resources Limited 2024 Fourth Quarter News Release

Property, plant and equipment expenditures in the fourth quarter totalled $370 million, including $218 million for sustaining capital. Capitalized production stripping costs were $61 million in the fourth quarter compared with $78 million a year ago.

Markets

In the fourth quarter, LME copper prices were relatively similar to the previous quarter at US$4.17 per pound, and remain well above the long-term historic price trend. Prices in the fourth quarter rose by 13% compared with the same period a year ago. Global demand for copper remains well supported with demand increasing in North America and China, while falling in Europe. Increased demand in China, Southeast Asia, India and North America is being primarily driven by government and corporate spending on renewable energy and infrastructure construction.

The tightness in the copper concentrate market increased during the fourth quarter and has accelerated into the first quarter of 2025. Spot treatment terms for concentrate started to fall in the third quarter and continued through the fourth quarter with annual terms for 2024 settling below 2023 annual contract terms. New smelter capacity continues to come online with both new smelters and expansion of existing smelters in 2024 and expected in 2025.

Mine production globally was relatively flat in 2024 growing only 1% to 22.6 million tonnes. This is lower than the projected 3.9% growth forecast at this time last year. Production losses from Chile, Panama, the Democratic Republic of the Congo, Zambia, and China all combined to reduce mine production by approximately 0.7 million tonnes. Global stocks of copper cathode on exchanges at the end of the fourth quarter were approximately 5.6 days of global consumption compared to the long-term average of 10.3 days. Stocks on exchanges and in bonded warehouses in China decreased by 102,000 tonnes in the fourth quarter but were still up 207,500 tonnes in 2024. Total visible stocks, including bonded stocks, fell and continue to remain at low levels at 5.9 days of consumption, compared to a long-term average of 13.8 days.

Operations

Quebrada Blanca

The following are the key updates relating to operational performance at QB in the fourth quarter:

•	QB copper production of 60,700 tonnes in the fourth quarter increased compared to 52,500 tonnes in the third quarter of 2024. 2024 annual production from QB was 207,800 tonnes, within our previously disclosed guidance range of 200,000 to 210,000 tonnes.

•	We achieved design mill throughput rates at QB by the end of 2024, as expected, with record daily production achieved throughout the fourth quarter. We also saw an improvement in grades, as expected, and recoveries in the fourth quarter as compared with the third quarter of 2024, driving increased production in the fourth quarter. The improved grades were in line with the mine plan and the improved recoveries were the result of the successful improvement work on the grinding and flotation circuits performed in the third quarter.

•	We had scheduled planned maintenance in January 2025 at QB for minor modifications; however, we extended the scheduled shutdown to 18 days to conduct maintenance and reliability work, and complete additional tailings lifts as part of the operational ramp-up. Since production recommenced, we have been processing transition ores which was planned for in the first quarter of 2025 within our mine plan. We continue to expect to see an overall increase in ore grades in 2025 over 2024 as we carry out the scheduled mine plan. Consistent with our operating plan, we expect to continue to have quarterly maintenance shutdowns.

•	QB molybdenum production for the year was 0.6 thousand tonnes, lower than our previously disclosed annual QB molybdenum production guidance to 0.8 to 1.2 thousand tonnes due to continued ramp-up of the molybdenum plant.

10	Teck Resources Limited 2024 Fourth Quarter News Release

•	New three-year collective bargaining agreements with 2 of our 3 labour unions at QB, representing 78% of the workforce, were ratified.

•	Operating costs were US$299 million in the fourth quarter resulting in lower net cash unit costs[1] compared to the third quarter of 2024 primarily due to a reduction in contractor costs.

•	Optimization of the existing QB asset is progressing, with a focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.

Highland Valley Copper

Copper production of 27,100 tonnes in the fourth quarter was 2,700 tonnes lower than a year ago. The decrease was primarily due to lower ore grades and recoveries. Copper sales volumes of 24,200 tonnes in the fourth quarter were 2,000 tonnes lower than a year ago, reflecting lower production levels.

Copper production in the fourth quarter increased from the third quarter of 2024 due to improved haul truck performance and increased mining in the higher-grade Lornex pit, as expected. Annual copper production in 2024 was 102,400 tonnes and within our previously disclosed guidance of 97,000 to 105,000 tonnes.

Operating costs in the fourth quarter of $213 million, before changes in inventory and capitalized production stripping costs, were $19 million lower than a year ago, driven by reduced contractor and diesel costs.

Capitalized production stripping costs in the fourth quarter decreased to $12 million compared with $29 million in the fourth quarter last year, reflecting near completion of the current phase of waste stripping in the Lornex pit.

Antamina

Copper production (100% basis) of 93,600 tonnes in the fourth quarter was 26,700 tonnes lower than a year ago primarily due to lower grades as well as lower mill throughput due to unplanned maintenance. The mix of mill feed in the quarter was 55% copper-only ore and 45% copper-zinc ore, similar with 54% copper-only ore and 46% copper-zinc ore a year ago. Zinc production (100% basis) was 79,800 tonnes in the fourth quarter compared with 117,700 tonnes a year ago due to lower grades.

During the fourth quarter, a three-year collective bargaining agreement was ratified for all unionized labour.

Operating costs in the fourth quarter, before changes in inventory, were US$105 million (22.5% share), US$3 million higher than a year ago. The increase in costs was primarily driven by costs associated with the new collective bargaining agreement signed in the fourth quarter, partially offset by lower diesel prices and lower contractor and maintenance costs.

Carmen de Andacollo

Copper production of 13,200 tonnes in the fourth quarter was 3,000 tonnes higher than a year ago. The increase was driven by higher grades, recoveries and mill throughput. Improved mill throughput was driven by increased water availability in the fourth quarter.

Operating costs in the fourth quarter of US$63 million, before changes in inventory, increased by US$10 million from a year ago. The higher costs were a result of increased consumption of consumables driven by higher mill processing and higher repairs and maintenance costs.

Cost of Sales

Cost of sales was $1.4 billion in the fourth quarter compared with $1.1 billion in the same period last year, with $262 million of the increase relating to QB production rates ramping up. The increase is also due to the impact of translation of our U.S. dollar denominated cost of sales at a weaker Canadian dollar exchange rate compared with a year ago. We commenced depreciation of operating assets at QB at the

11	Teck Resources Limited 2024 Fourth Quarter News Release

start of 2024 and recorded $257 million of depreciation and amortization expense in cost of sales in the fourth quarter compared with $64 million in the same period last year.

Excluding QB, total cash unit costs1 in the fourth quarter were US$2.18 per pound, slightly lower than the prior year of US$2.20 per pound. Including QB, total cash unit costs1 in the fourth quarter were US$2.55 per pound compared with US$2.20 per pound a year ago, as a result of elevated operating costs at QB during ramp-up of production.

Excluding QB, net cash unit costs1 in the fourth quarter were US$1.51 per pound, or US$0.33 per pound lower than a year ago as a result of substantially higher by-product molybdenum revenue credits from Antamina and Highland Valley Copper driven by higher molybdenum production and prices. Including QB, net cash unit costs1 for the fourth quarter were US$2.09 per pound, US$0.25 per pound higher than the same period a year ago, consistent with the increase in total cash unit costs1.

The table below presents our copper unit costs including QB in 2024. QB is excluded from the 2023 figures in the table below due to the construction and early ramp-up phase of the asset.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2024	2023[2]	2024	2023[2]

Adjusted cash cost of sales[1]	$2.34	$1.97	$2.34	$2.04
Smelter processing charges	0.21	0.23	0.20	0.23
Total cash unit costs[1]	$2.55	$2.20	$2.54	$2.27
Cash margin for by-products[1]	(0.46)	(0.36)	(0.34)	(0.40)
Net cash unit costs[1]	$2.09	$1.84	$2.20	$1.87

Outlook

Our 2025 annual guidance for our copper segment is outlined in our guidance tables on pages 25–28, and is unchanged from our previously disclosed guidance issued on January 20, 2025.

We achieved record copper production of 446,000 tonnes in 2024, up 50% from 2023, supported by the ramp-up of QB. We expect our annual 2025 copper production to further increase to between 490,000 and 565,000 tonnes as QB continues to ramp-up, consistent with our previously disclosed guidance.

Our 2025 copper net cash unit costs1, including QB, are expected to be between US$1.65 to US$1.95 per pound, a significant reduction from our 2024 net cash unit costs1, reflecting strong cost discipline across our operations. We expect a reduction in our 2025 operating expenses across our copper segment compared with 2024, as QB operations stabilize and we embed our management operating system across our operations, with a focus on efficiency and cost optimization. The improvement in our 2025 copper net cash unit costs1 compared to 2024 net cash unit costs1 reflects expected reductions in operating costs across our business, an increase in copper production, lower copper treatment and refining charges and higher by-product credits, which are largely driven by an increase in molybdenum production at QB and Highland Valley Copper.

In 2025, QB net cash unit costs1 are expected to be between US$1.80 to US$2.15 per pound, a significant reduction from our 2024 QB net cash unit costs1, which ranged between US$2.60 to US$2.95 per pound with the lower end of the range being realized in the fourth quarter of 2024. The improvement in QB net cash unit costs1 in 2025 is primarily due to an expected increase in copper production and higher molybdenum by-product credits, but also reflects completion of ramp-up and the expected stabilization of QB operations through 2025.

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

12	Teck Resources Limited 2024 Fourth Quarter News Release

Copper Growth

We are focused on advancing our near-term copper growth projects, which are progressing as planned. We are driving progress by completing feasibility studies, advancing detailed engineering, preparing for the execution of advanced work programs, and moving forward with permitting—particularly at the HVC Mine Life Extension, Zafranal, and San Nicolás. We are also defining the most capital-efficient and value-accretive path for the expansion of QB, informed by the performance of our existing assets and permitting needs. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

In 2025, we anticipate investing approximately US$430–$485 million (Teck's share) in copper growth capital expenditures, including approximately US$100–$110 million for HVC MLE and US$220–$240 million for Zafranal. Both projects are currently focused on advancing detailed engineering, design, and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025 to enable construction to start following project sanction.

Our remaining copper growth capital expenditures are expected to be deployed to continue to progress our industry-leading copper growth pipeline of medium- to long-term projects including Galore Creek, Schaft Creek, New Range,and NuevaUnion. These investments reflect our commitment to disciplined capital allocation, positioning us to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

HVC Mine Life Extension

•	Activities: Advances have been made in detailed engineering and design, vendor engineering, and execution planning for the HVC Mine Life Extension project. Additionally, we have continued to progress regulatory approvals processes, and negotiations with Indigenous Government Organizations (IGOs), receiving support for the project from several IGOs. We will continue to negotiate agreements with remaining interested IGOs. One IGO has initiated a dispute resolution process with the British Columbia Environmental Assessment Office, which has delayed the Environmental Assessment (EA) approval process. A Provincial environmental assessment decision is currently anticipated in the first half of 2025.

•	Targeted upcoming milestones: Engineering, design, and project execution planning are expected to advance towards substantial completion by the end of the second quarter of 2025, positioning the project for a potential sanction decision following receipt of necessary permits.

Zafranal

•	Activities: In the fourth quarter, we received the land easement agreement for the Zafranal main access road. Overall, the project is advancing with the definition of its advanced works scope. The tendering process for camp construction and earthworks is underway, while engineering design efforts are focused on critical facilities to mitigate execution risks. Construction permitting and execution strategy development are progressing to support the next stage of the project’s development.

•	Targeted upcoming milestones: The project aims to complete the tendering process for advanced works by the end of the first quarter of 2025. In addition, the tendering process for the main transmission line design consultant will commence in first quarter of 2025, with a delivery model recommendation scheduled for completion by the end of February. Following receipt of construction permits and detailed engineering, the project could be ready for a sanction decision in late 2025.

13	Teck Resources Limited 2024 Fourth Quarter News Release

Minas de San Nicolás

•	Activities: In November 2024, a supplementary information package was submitted in response to regulatory inquiries regarding the ETJ (Land Use Change) permit application. Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ permits. The archaeological release for the project footprint was granted by the Mexican National Institute of Anthropology (INAH), allowing for the advancement of construction activities pending permit approvals. Additionally, progress on the feasibility study and execution strategy continues, with target completion in the second half of 2025.

•	Targeted upcoming milestones: Completion of the feasibility study and receipt of necessary permits is expected in the second half of 2025, positioning the project for a potential sanction decision.

Quebrada Blanca Debottlenecking

•	Activities: Optimization of the existing Quebrada Blanca asset is progressing, with a strong focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.

•	Targeted upcoming milestones: Detailed planning for debottlenecking is currently underway to support the planned Declaration of Environmental Impact (DIA) permit application in the second half of 2025.
14	Teck Resources Limited 2024 Fourth Quarter News Release

ZINC SEGMENT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Zinc price (realized – US$/pound)	$1.36	$1.13	$1.27	$1.17
Production (000’s tonnes)
Refined zinc	62	70	256	267
Zinc in concentrate[1]	129	155	556	540
Sales (000’s tonnes)
Refined zinc	61	68	260	258
Zinc in concentrate[1]	184	135	574	553
Gross profit	$243	$71	$562	$400
Gross profit before depreciation and amortization[2]	$320	$151	$871	$708
Property, plant and equipment expenditures	$44	$60	$262	$222

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc segment increased to $243 million in the fourth quarter from $71 million a year ago (see table below), due to higher zinc prices, increased sales volumes of zinc in concentrate due to the timing of shipments, lower zinc treatment charges, and higher by-product revenues.

Zinc production at Red Dog in the fourth quarter decreased by 17% from a year ago to 128,400 tonnes, while lead production remained consistent at 25,300 tonnes. Zinc production decreased as a result of lower grades, as expected in the mine plan, and lower mill throughput resulting from a planned maintenance shutdown. Trail Operations refined zinc production in the fourth quarter was 62,100 tonnes, 7,800 tonnes lower than a year ago, following the fire at the zinc electrolytic plant in late September, as previously disclosed. Full repairs to the electrolytic plant are expected to be completed by the end of first quarter of 2025.

15	Teck Resources Limited 2024 Fourth Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2023	$71
Increase (decrease):
Zinc price realized	110
Smelter processing charges (mining operations)	50
Sales volumes	27
Unit operating costs	24
Co-product and by-product contribution	73
Royalties	(121)
Foreign exchange	6
Depreciation	3
Net increase	$172
As reported in current quarter	$243

Property, plant and equipment expenditures in the fourth quarter totalled $44 million, including $31 million for sustaining capital, of which $11 million relates to our Trail Operations and $20 million relates to our Red Dog Operations.

Markets

Prices for zinc on the LME in the fourth quarter averaged US$1.38 per pound, an increase of 10% over the previous quarter and up 22% over the same period last year.

The refined zinc market continued to improve in the fourth quarter as demand in Asia, North America and China performed better than expected, although demand in Europe remained weak. Excess European metal continued to make its way into LME warehouses in Singapore and Malaysia, where stocks have risen 0.2 million tonnes since November 2023. Global zinc concentrate production fell in 2024 compared to 2023, which resulted in lower refined metal production year over year. Despite these reductions, global consumption of zinc metal rose 1.5% globally to 13.6 million tonnes in 2024.

The zinc concentrate market remained tight with spot treatment charges falling further in the fourth quarter. Imports of concentrates into China fell 13% in 2024 back to historically normal levels after increasing 22% in 2023. Imports of zinc metal into China rose 13%, as more metal was sourced due to tight concentrates and lower domestic metal production.

Total global exchange stocks remained well below historical levels, ending the quarter at 4.5 days of global consumption, compared to the 25-year average of 18.0 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 65,000 tonnes in the fourth quarter to less than 275,000 tonnes at the end of 2024, representing an estimated 4.6 days of global demand, compared to the 25-year average of 18.7 days.

16	Teck Resources Limited 2024 Fourth Quarter News Release

Operations

Red Dog

Zinc production decreased to 128,400 tonnes in the fourth quarter compared with 155,300 tonnes a year ago. Lead production of 25,300 tonnes in the fourth quarter was similar to a year ago. Lower zinc production was driven by lower grades, as expected in the mine plan, as well as lower mill throughput resulting from a planned maintenance shutdown.

Zinc sales volumes of 184,000 tonnes in the fourth quarter were 36% higher than the same period a year ago and at the high end of our previously disclosed guidance range. Higher sales volumes were primarily due to the timing of shipments, as sales in the third quarter were impacted by weather and deferred into the fourth quarter of 2024.

Operating costs, before inventory changes and royalties, in the fourth quarter were US$113 million, or US$3 million lower than a year ago primarily due to reduced spending on operating supplies and diesel, and lower mill throughput and mine activity.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty of net proceeds of production to NANA. Red Dog's profitability increased in the fourth quarter as a result of higher zinc prices and substantially higher zinc sales volumes resulting in a US$98 million increase in the NANA royalty expense in the fourth quarter as compared with a year ago.

During the fourth quarter, our Red Dog operation obtained the United States Army Corps of Engineers 404 permit, allowing the construction of the exploration access road to the Aktigiruq and Anarraaq resource areas.

Trail Operations

Refined zinc production of 62,100 tonnes in the fourth quarter was 7,800 tonnes lower than a year ago due to a localized fire in the electrolytic plant in late September that impacted fourth quarter production, as previously disclosed. Refined lead production was 20,900 tonnes in the fourth quarter, 4,400 tonnes higher than a year ago as a result of the KIVCET boiler operating well following the recent replacement in the second quarter.

Operating costs, before changes in inventory, in the fourth quarter were similar to a year ago at $154 million.

17	Teck Resources Limited 2024 Fourth Quarter News Release

Cost of Sales

Cost of sales was $869 million in the fourth quarter compared to $630 million a year ago. The increase in cost of sales was due to higher royalty costs at Red Dog, as noted above, higher concentrate purchase costs at Trail as a result of lower zinc treatment charges, and the impact of translating our U.S. dollar denominated cost of sales at a weaker Canadian dollar exchange rate compared with a year ago.

Total cash unit costs1 for Red Dog were US$0.54 per pound in the fourth quarter, a decrease of US$0.19 per pound compared to the same period last year, reflecting lower smelter processing charges and the effect of higher sales volumes. Net cash unit costs1 of US$0.39 per pound in the fourth quarter were US$0.24 per pound lower than a year ago for the same reasons as the decrease in total cash unit costs1, as well as an increase in silver and by-product revenues.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2024	2023	2024	2023

Adjusted cash cost of sales[1]	$0.43	$0.46	$0.44	$0.42
Smelter processing charges	0.11	0.27	0.17	0.26
Total cash unit costs[1]	$0.54	$0.73	$0.61	$0.68
Cash margin for by-products[1]	(0.15)	(0.10)	(0.22)	(0.13)
Net cash unit costs[1]	$0.39	$0.63	$0.39	$0.55

Outlook

Our 2025 annual guidance for our zinc segment is outlined in our guidance tables on pages 25–28 and is unchanged from our previously disclosed guidance issued on January 20, 2025.

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. Production in each of the next three years is expected to decrease primarily due to declining grades at Red Dog. We are currently mining in two pits, Aqqaluk and Qanaiyaq, with the latter to be depleted midway through 2025, as per the mine plan. As the Qanaiyaq pit nears the end of life, we have seen an increase in ore tonnes in Qanaiyaq, but at lower average zinc grades compared to what was previously expected, leading to a decrease in our 2025 annual zinc production guidance.

Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2025 compared to 256,000 tonnes in 2024. To maximize value from our Trail Operations, in light of the current tightness in the zinc concentrate market and aligned with our focus on improving its profitability and cash generation, we expect to reduce our zinc production at Trail in 2025, as reflected in our 2025 annual production guidance. We will operate Trail, although at lower production rates, and remain focused on implementing a range of initiatives to further improve cash generation.

Our 2025 zinc net cash unit costs1 after by-products are expected to be US$0.45–$0.55 per pound, which is higher than our 2024 net cash unit costs of US$0.39 per pound primarily due to the impact of lower zinc production expected in 2025, and partly due to higher labour and consumable costs. The impact of the decrease in zinc production is partly offset by lower zinc treatment charges, higher by-product credits, and a continued focus on efficiency and cost optimization.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
18	Teck Resources Limited 2024 Fourth Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $142 million in the fourth quarter compared with $170 million a year ago. The year-over-year change in the fourth quarter of 2024 was primarily due to lower environmental costs related to closed properties which were significant in 2023, largely offset by higher negative settlement pricing adjustments and share-based compensation expense. The most significant item in the fourth quarter of 2024 were $144 million of negative settlement pricing adjustments.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2024 and December 31, 2024.

	Outstanding at		Outstanding at
	December 31, 2024		September 30, 2024
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	178	3.97	186	4.43
Zinc	141	1.34	330	1.40

Our general and administration costs decreased by $29 million, or 33%, to $59 million in the fourth quarter compared to the same period last year. Research and innovation expense decreased by $5 million in the fourth quarter compared with a year ago and decreased by $67 million in 2024 as compared with 2023. The reduction of these corporate costs is the result of the implementation of structural cost reductions across our business in 2024, which were further accelerated following the sale of the steelmaking coal business in the third quarter of 2024.

Our cash balance increased significantly in the third quarter of 2024 as a result of the proceeds received from the sale of EVR and our finance income increased as a result of interest earned on the higher cash balance. In the fourth quarter, our finance income was $97 million compared to $19 million a year ago.

Finance expense includes the interest expense on our debt, on the QB advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC) and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. As anticipated, our finance expense increased significantly to $238 million in the fourth quarter compared to $44 million a year ago, due to lower capitalized interest on QB2, as most of the assets were considered available for use as at December 31, 2023. Debt interest expense decreased to $26 million from $59 million a year ago due to the purchase of our public term notes and repayment of our short-term loans at Carmen de Andacollo. Interest expense on the QB project finance facility decreased to $55 million from $64 million in the same period a year ago, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating income, net of non-operating expense, was $89 million in the fourth quarter compared with $143 million expense in the same period last year. The most significant items in the quarter were $235 million of foreign exchange gains and a $37 million loss on the changes to the carrying value of the financial liability for the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco). The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by Teck and SMM/SC to Compania Minera Teck Quebrada Blanca SA (QBSA), which affects when QBSA repays the loans.

19	Teck Resources Limited 2024 Fourth Quarter News Release

Income Taxes

Provision for income and resource taxes from continuing operations was $12 million, or 5% of pre-tax profit. Our effective tax rate this quarter was lower than the Canadian statutory income tax rate of 27% due to the recognition of previously unrecognized deferred tax benefits in Canada and a lower effective tax rate applicable to capital gains. Excluding these items, our rate would have been approximately 39%, which is higher than the Canadian statutory income tax rate, primarily due to resource taxes and foreign withholding taxes.

We are subject to and pay income and resource taxes in all jurisdictions that we operate in. A final Canadian income tax instalment of $624 million, primarily related to earnings and proceeds from the sale of the steelmaking coal business, is payable in February 2025.

Going forward, we expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, and statutory tax rates in the jurisdictions in which we operate, and other factors.

Discontinued Operations

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, excluding customary closing adjustments. As a result of the sale of EVR, results from EVR have been classified and presented as discontinued operations for all periods reported beginning in the third quarter of 2024. Settlement of customary closing adjustments are recorded as part of discontinued operations.

For the year ended December 31, 2024, profit from discontinued operations was $1.2 billion compared with $2.6 billion in 2023. Our profit from discontinued operations in 2024 included operating results for the period up to the sale date of July 11, and an after tax gain of $81 million on the sale of EVR, which is net of taxes of $897 million. Profit from discontinued operations was higher in 2023, as it included a full twelve months of EVR results as compared to including EVR results up to the July 11, 2024 sale date in 2024.

20	Teck Resources Limited 2024 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity have been significantly strengthened. Our debt position, net debt2 and credit ratios are summarized in the table below.

	December 31, 2024		December 31, 2023

Term notes	$1,044		$2,470
QB senior limited recourse project finance facility	1,912		2,206
Lease liabilities	661		802
Carmen de Andacollo short-term loans	—		95
Antamina credit facilities	225		225
Less unamortized fees and discounts	(32)		(56)
Debt and lease liabilities (US$ in millions)	$3,810		$5,742

Debt and lease liabilities (Canadian $ equivalent)[1]	$5,482		$7,595
Less cash and cash equivalents	(7,587)		(744)
Net debt (cash)[2] (A)	$(2,105)		$6,851

Equity (B)	$27,096		$28,292
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(8)%		19%
Net debt to adjusted EBITDA ratio[2]	(0.7	)x	1.1	x
Weighted average coupon rate on the term notes	5.6%		5.4%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $11.3 billion as at February 19, 2025, including $7.1 billion of cash.

In the fourth quarter, we continued deployment of the proceeds from the sale of the steelmaking coal business, as noted above, through shareholder returns and debt reduction. We returned $549 million to shareholders in the fourth quarter through the purchase of $486 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $63 million in dividends reflecting our regular base quarterly dividend. As at February 19, 2025, we have completed $1.45 billion of our authorized $3.25 billion share buyback program.

During the fourth quarter we reduced our debt by US$196 million, which included US$49 million of open market repurchases of our public notes and a US$147 million semi-annual repayment on the QB project financing facility. Since January 1, 2024, we have repaid a total of US$1.8 billion (C$2.5 billion) of debt.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. On October 18, 2024, we extended our sustainability linked revolving credit facility for a five-year term. The facility was reduced by US$1.0 billion to US$3.0 billion and continues to have pricing adjustments that are aligned with our sustainability performance and strategy. The reduction in the size of the facility was driven by the quality of our balance sheet, confidence in our business outlook, and a focus on reducing our financing costs. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was negative at December 31, 2024.

21	Teck Resources Limited 2024 Fourth Quarter News Release

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled $1.9 billion at December 31, 2024, a decrease of $2.3 billion from June 30, 2024 as the reclamation securities related to EVR were cancelled in the third quarter in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024. We may be required to post additional security in respect of reclamation at our remaining sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Operating cash flows from continuing operations in the fourth quarter was $1.3 billion compared with an outflow of $15 million a year ago. Our improved cash flow from operations compared with a year ago reflects higher copper and zinc prices, increased sales volumes and contributions from QB, and a significant reduction in working capital.

During the fourth quarter, changes in working capital items resulted in a source of cash of $757 million. The change was mainly due to a decrease in our trade receivables balances, particularly at Red Dog, relating to the timing of sales. This compares with a $45 million source of cash in the fourth quarter of 2023.

Investing Activities

Expenditures on property, plant and equipment were $422 million in the fourth quarter, including $249 million of sustaining capital and $165 million on growth, primarily relating to our near-term copper growth projects. The largest components of sustaining capital expenditures in the fourth quarter were $102 million at QB and $54 million at Antamina.

Capitalized production stripping costs decreased to $82 million in the fourth quarter compared with $100 million a year ago, reflecting near completion of the current phase of waste stripping in the Lornex pit at Highland Valley Copper.

Demobilization of the QB2 project was completed and substantially all capital contracts were closed out and accrued for at the end of the third quarter within our previously disclosed guidance range of US$8.6 to $8.8 billion for the project. Our 2024 development capital expenditures for QB2 of C$970 million were impacted by a weaker Canadian dollar, but remained within our previously disclosed guidance range for 2024 of US$500 to $700 million.

The table below summarizes our year-to-date capital spending for 2024.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Production Stripping	Total

Copper	$654	$1,323	$—	$1,977	$290	$2,267
Zinc	182	80	—	262	83	345
Corporate	—	—	23	23	—	23
	$836	$1,403	$23	$2,262	$373	$2,635

22	Teck Resources Limited 2024 Fourth Quarter News Release

Financing Activities

In the fourth quarter, we purchased US$49 million of our public notes through open market repurchases and prepaid a lease in the amount of US$11 million. We also made a scheduled US$147 million semi-annual repayment on the QB project financing facility in December 2024.

Interest and finance fees paid in the fourth quarter, including amounts capitalized, totalled $336 million, which was $29 million higher than a year ago, primarily due to higher interest on our advances from SMM/SC which was partially offset by a reduction of the QB project financing facility, the tender of our public notes and open market repurchases.

In the fourth quarter, we paid $63 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased and cancelled 7.5 million Class B subordinate voting shares for $486 million in the fourth quarter under our normal course issuer bid.

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2024, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result of our substantial cash balance, which is largely held in U.S. dollars, following the receipt of proceeds from the sale of EVR and reduction in our U.S. dollar debt in the third quarter of 2024, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances are recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

The potential imposition of tariffs and countervailing restrictions between the United States and Canada is a fluid and rapidly evolving situation that is being closely monitored by Teck. We primarily sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. Teck does not currently sell our copper or zinc concentrate into the United States. We will continue to actively monitor the situation and work to mitigate any potential impacts to our business.

23	Teck Resources Limited 2024 Fourth Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders4 and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders4 and adjusted EBITDA4 calculations.

	2025 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders2 4 ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$23	$51
Copper (000's tonnes)	527.5	US$0.01/lb.	$8	$15
Zinc (000's tonnes)[3]	760.0	US$0.01/lb.	$8	$11

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

24	Teck Resources Limited 2024 Fourth Quarter News Release

GUIDANCE

•	Our production, unit cost and capital expenditure guidance for 2025, and annual production guidance for 2026-2028 are outlined in the tables below and is unchanged from our guidance released on January 20, 2025.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects, noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

•	We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, is included in our 2025 annual capital expenditure, capitalized stripping and unit cost guidance. Our unit cost guidance for 2025 reflects actions taken across our operations to reduce costs, and embedding our management operating system across our operations to improve consistency and efficiency.

•	As a result of structural cost reductions across our business, we expect our 2025 general and administration and research and innovation costs to decrease by approximately 15% and 35%, respectively, compared to 2024. This excludes investment in the implementation of a new enterprise resource planning (ERP) system across the company, which we expect to commence in 2025. This will be a multi-year program and capital costs associated with this investment for the first year are included in our 2025 guidance, outlined below. Certain costs associated with the ERP implementation will be expensed.

•	Based on our current elevated cash and cash equivalents balance resulting from the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

25	Teck Resources Limited 2024 Fourth Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2024, our guidance for production for 2025 and for the following three years.

Units in 000’s tonnes	2024	Guidance 2025	Guidance 2026	Guidance 2027	Guidance 2028

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	207.8	230 – 270	280 – 310	280 – 310	270 – 300
Highland Valley Copper	102.4	135 – 150	130 – 150	120 – 140	70 – 90
Antamina	96.1	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	490 – 565	550 – 620	530 – 600	455 – 525
Zinc1 2 3
Red Dog	555.6	430 – 470	410 – 460	365 – 400	290 – 320
Antamina	60.3	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	465 – 525	400 – 445	335 – 375
Refined zinc
Trail Operations	256.0	190 – 230	260 – 300	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	109.1	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	0.6	3.0 – 4.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	0.9	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	1.8 – 2.4
Antamina	1.8	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	9.4 – 11.4	10.6 – 12.4	8.2 – 10.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

26	Teck Resources Limited 2024 Fourth Quarter News Release

Sales Guidance

The table below shows our Q4 2024 sales volumes and our sales guidance for the first quarter of 2025 for zinc in concentrate sales at Red Dog.

	Q4 2024	Guidance Q1 2025
Zinc (000's tonnes)[1]
Red Dog	184	75 – 90

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2024 and our unit cost guidance for selected principal products in 2025.

	2024	Guidance 2025

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.54	2.05 – 2.35
Net cash unit costs3 4 (US$/lb.)	2.20	1.65 – 1.95

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75
Net cash unit costs3 4 (US$/lb.)	0.39	0.45 – 0.55

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$30 per ounce, a gold price of US$2,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

27	Teck Resources Limited 2024 Fourth Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2024 and our capital expenditure guidance for 2025.

(Teck’s share in CAD$ millions)	2024	Guidance 2025
Sustaining
Copper	$654	$600 – 670
Zinc	182	150 – 175
	$836	$750 – 845
Growth
Copper[1]	$1,323	$740 – 830
Zinc	80	135 – 150
	$1,403	$875 – 980
Total
Copper	$1,977	$1,340 – 1,500
Zinc	262	285 – 325
Corporate	23	25 – 40
ERP[2]	—	80 – 100
Total before partner contributions	$2,262	$1,730 – 1,965
Partner contributions to capital expenditures	(375)	(150) – (170)
Total, net of partner contributions	$1,887	$1,580 – 1,795

Notes:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth includes QB2 project capital costs of $970 million.
2.	ERP spending reflects expected 2025 capital investment only.

Capital Expenditure Guidance – Capitalized Production Stripping

(Teck's share in CAD$ millions)	2024	Guidance 2025
Copper	$290	$195 – 225
Zinc	83	65 – 75
	$373	$260 – 300

28	Teck Resources Limited 2024 Fourth Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2024				2023
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,786	$2,858	$1,802	$1,619	$1,843	$1,989	$1,265	$1,379

Gross profit	542	478	418	169	152	261	310	389

Profit (loss) attributable to shareholders	399	(699)	363	343	483	276	510	1,140

Basic earnings (loss) per share	$0.78	$(1.35)	$0.70	$0.66	$0.93	$0.53	$0.98	$2.22

Diluted earnings (loss) per share	$0.78	$(1.35)	$0.69	$0.65	$0.92	$0.52	$0.97	$2.18

Cash flow from operations	$1,288	$134	$1,326	$42	$1,126	$736	$1,130	$1,092

OUTSTANDING SHARE DATA

As at February 19, 2025, there were 495.7 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.3 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 26 of our 2023 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

29	Teck Resources Limited 2024 Fourth Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

REVENUE
Copper
Quebrada Blanca	$835	$383	$2,376	$595
Highland Valley Copper	323	301	1,303	1,125
Antamina	384	342	1,436	1,296
Carmen de Andacollo	132	116	427	409
	1,674	1,142	5,542	3,425

Zinc
Trail Operations	573	503	2,003	1,992
Red Dog	694	348	2,059	1,596
Other	3	1	8	6
Intra-segment revenue	(158)	(151)	(547)	(543)
	1,112	701	3,523	3,051
TOTAL REVENUE	$2,786	$1,843	$9,065	$6,476

GROSS PROFIT
Copper
Quebrada Blanca	$47	$(143)	$38	$(142)
Highland Valley Copper	32	55	221	237
Antamina	192	160	737	657
Carmen de Andacollo	27	12	44	(32)
Other	1	(3)	5	(8)
	299	81	1,045	712

Zinc
Trail Operations	15	(22)	(66)	(2)
Red Dog	226	95	620	408
Other	2	(2)	8	(6)
	243	71	562	400
TOTAL GROSS PROFIT	$542	$152	$1,607	$1,112

30	Teck Resources Limited 2024 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

OPERATING COSTS
Copper
Quebrada Blanca	$489	$442	$1,491	$631
Highland Valley Copper	210	189	790	700
Antamina	106	104	350	340
Carmen de Andacollo	74	76	284	341
Other	(1)	3	(5)	8
	878	814	2,910	2,020

Zinc
Trail Operations	170	170	635	650
Red Dog	172	129	585	559
Other	1	3		12
	343	302	1,220	1,221
Total operating costs	$1,221	$1,116	$4,130	$3,241

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$42	$20	$119	$25
Highland Valley Copper	13	11	42	34
Antamina	7	9	30	34
Carmen de Andacollo	6	6	22	24
	68	46	213	117

Zinc
Trail Operations	36	41	158	159
Red Dog	51	47	175	164
	87	88	333	323
Total transportation costs	$155	$134	$546	$440

31	Teck Resources Limited 2024 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$352	$280	$1,198	$1,080
Intra-segment purchases	(158)	(151)	(547)	(543)
Total raw material purchases	$194	$129	$651	$537

ROYALTY COSTS
Copper
Antamina	$(4)	$1	$18	$23

Zinc
Red Dog	168	31	448	262
Total royalty costs	$164	$32	$466	$285

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$257	$64	$728	$81
Highland Valley Copper	68	46	250	154
Antamina	83	68	301	242
Carmen de Andacollo	25	22	77	76
	433	200	1,356	553

Zinc
Trail Operations	—	34	78	105
Red Dog	77	46	231	203
	77	80	309	308

Total depreciation and amortization	$510	$280	$1,665	$861
TOTAL COST OF SALES	$2,244	$1,691	$7,458	$5,364

32	Teck Resources Limited 2024 Fourth Quarter News Release

CAPITALIZED PRODUCTION STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

Copper
Quebrada Blanca	$6	$(1)	$28	$47
Highland Valley Copper	12	29	99	151
Antamina	40	43	145	159
Carmen de Andacollo	3	7	18	22
	61	78	290	379

Zinc
Red Dog	21	22	83	76
Total	$82	$100	$373	$455

33	Teck Resources Limited 2024 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

Quebrada Blanca
Tonnes mined (000's)	18,525	11,543	60,923	38,201
Tonnes milled (000's)	12,076	8,092	44,311	13,375
Copper
Grade (%)	0.60	0.58	0.57	0.58
Recovery (%)	84.6	71.5	82.8	70.8
Production (000's tonnes)	60.7	34.3	207.8	55.5
Sales (000's tonnes)	66.4	35.9	195.7	50.3

Copper cathode
Production (000’s tonnes)	—	2.0	—	7.2
Sales (000's tonnes)	—	1.1	1.5	6.8

Molybdenum
Production (000's tonnes)	0.4	—	0.6	—
Sales (000's tonnes)	0.4	—	0.6	—

Highland Valley Copper
Tonnes mined (000's)	20,361	18,481	71,055	72,886
Tonnes milled (000's)	10,147	10,139	39,838	36,785

Copper
Grade (%)	0.32	0.33	0.29	0.30
Recovery (%)	85.2	89.6	88.1	90.6
Production (000's tonnes)	27.1	29.8	102.4	98.8
Sales (000's tonnes)	24.2	26.2	102.4	98.2
Molybdenum
Production (000's tonnes)	0.4	0.2	0.9	0.6
Sales (000's tonnes)	0.4	0.2	0.9	0.6

34	Teck Resources Limited 2024 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

Antamina
Tonnes mined (000's)	57,497	61,539	240,304	245,682
Tonnes milled (000's)
Copper-only ore	7,280	7,961	36,384	28,274
Copper-zinc ore	6,043	6,863	18,882	27,042

	13,323	14,824	55,266	55,316
Copper[1]
Grade (%)	0.77	0.90	0.86	0.87
Recovery (%)	90.4	88.1	90.6	87.4
Production (000's tonnes)	93.6	120.3	426.9	423.5
Sales (000's tonnes)	102.4	117.9	435.4	424.3

Zinc[1]
Grade (%)	0.84	1.89	1.69	2.00
Recovery (%)	87.8	85.7	85.8	86.0
Production (000's tonnes)	79.8	117.7	267.9	463.1
Sales (000's tonnes)	88.9	130.3	269.0	472.8

Molybdenum
Production (000's tonnes)	1.9	1.0	8.1	3.5
Sales (000's tonnes)	2.2	0.9	7.3	3.3

Carmen de Andacollo
Tonnes mined (000's)	5,667	6,007	20,876	24,569
Tonnes milled (000's)	4,158	3,985	14,355	16,240
Copper
Grade (%)	0.37	0.32	0.34	0.32
Recovery (%)	84.9	80.5	82.1	75.3
Production (000's tonnes)	13.2	10.2	39.7	39.5
Sales (000's tonnes)	11.3	11.5	37.1	40.4

Copper cathode
Production (000’s tonnes)	—	—	—	0.1
Sales (000’s tonnes)	—	—	—	0.1

Gold[2]
Production (000’s ounces)	7.2	5.9	20.8	23.4
Sales (000’s ounces)	6.4	6.9	20.3	25.7

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

35	Teck Resources Limited 2024 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	109	142	502	530
Lead	30	26	95	104
Metal production
Zinc (000's tonnes)	62.1	69.9	256.0	266.6
Lead (000's tonnes)	20.9	16.5	61.1	65.9
Silver (million ounces)	2.8	3.0	8.6	10.6
Gold (000's ounces)	7.1	6.7	18.4	23.2

Metal sales
Zinc (000's tonnes)	61.1	68.1	260.0	257.6
Lead (000's tonnes)	18.6	13.4	60.1	58.1
Silver (million ounces)	2.8	2.7	8.8	10.1
Gold (000's ounces)	6.4	6.6	17.2	23.1

Red Dog
Tonnes mined (000's)	2,265	3,092	10,562	11,463
Tonnes milled (000's)	1,000	1,067	4,328	4,098
Zinc
Grade (%)	15.5	17.7	15.5	16.0
Recovery (%)	82.7	82.3	82.8	82.2
Production (000's tonnes)	128.4	155.3	555.6	539.8
Sales (000's tonnes)	184.0	134.9	574.5	553.3
Lead
Grade (%)	5.2	4.5	4.9	4.5
Recovery (%)	48.9	52.6	51.6	50.9
Production (000's tonnes)	25.3	25.4	109.1	93.4
Sales (000's tonnes)	19.3	13.7	104.9	89.3

36	Teck Resources Limited 2024 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

37	Teck Resources Limited 2024 Fourth Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

38	Teck Resources Limited 2024 Fourth Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations attributable to shareholders	$385	$(167)	$(467)	$(118)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	828	—
QB variable consideration to IMSA and Codelco	23	69	32	95
Environmental costs	(6)	84	3	88
Share-based compensation	5	(13)	72	63
Labour settlement	25	—	19	7
Commodity derivatives	(29)	(20)	(65)	9
Foreign exchange (gains) losses	(208)	8	(137)	(8)
Tax items	(51)	—	178	69
Other	88	62	142	84
Adjusted profit from continuing operations attributable to shareholders	$232	$23	$605	$289

Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Adjusted basic earnings per share from continuing operations	$0.45	$0.04	$1.17	$0.56
Adjusted diluted earnings per share from continuing operations	$0.45	$0.04	$1.16	$0.55

39	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2024	2023	2024	2023

Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Add (deduct):
Asset impairment	—	—	1.60	—
QB variable consideration to IMSA and Codelco	0.05	0.13	0.06	0.18
Environmental costs	(0.01)	0.16	0.01	0.17
Share-based compensation	0.01	(0.03)	0.14	0.12
Labour settlement	0.05	—	0.04	0.01
Commodity derivatives	(0.06)	(0.04)	(0.13)	0.02
Foreign exchange (gains) losses	(0.41)	0.02	(0.27)	(0.01)
Tax items	(0.10)	—	0.34	0.13
Other	0.17	0.12	0.28	0.17
Adjusted basic earnings per share from continuing operations	$0.45	$0.04	$1.17	$0.56

40	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2024	2023	2024	2023

Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)	$(0.90)	$(0.23)
Add (deduct):
Asset impairment	—	—	1.58	—
QB variable consideration to IMSA and Codelco	0.04	0.13	0.06	0.18
Environmental costs	(0.01)	0.16	0.01	0.17
Share-based compensation	0.01	(0.02)	0.14	0.12
Labour settlement	0.05	—	0.04	0.01
Commodity derivatives	(0.06)	(0.04)	(0.13)	0.02
Foreign exchange (gains) losses	(0.41)	0.02	(0.26)	(0.01)
Tax items	(0.10)	—	0.34	0.13
Other	0.18	0.11	0.28	0.16
Adjusted diluted earnings per share from continuing operations	$0.45	$0.04	$1.16	$0.55

41	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Year ended December 31, 2024		Year ended December 31, 2023

Profit (loss) from continuing operations before taxes as originally reported	$(718)		$3,944
Net finance expense	719		162
Depreciation and amortization	1,726		1,931
EBITDA	$1,727		$6,037

Add (deduct):
Asset impairment	1,053		—
QB variable consideration to IMSA and Codelco	51		156
Environmental costs	—		168
Share-based compensation	91		107
Labour settlement	29		11
Commodity derivatives	(90)		12
Foreign exchange (gains) losses	(146)		29
Other	218		(153)
Adjusted EBITDA[1]	$2,933	(D)	$6,367	(E)
Total debt	$5,482	(F)	$7,595	(G)
Less: cash and cash equivalents	(7,587)		(744)
Net debt (cash)	$(2,105)	(H)	$6,851	(I)

Debt to adjusted EBITDA ratio	1.9	(F/D)	1.2	(G/E)
Net debt to adjusted EBITDA ratio	(0.7)	(H/D)	1.1	(I/E)
Equity attributable to shareholders of the company	$26,077	(J)	$26,988	(K)
Other financial obligations	$36	(L)	$268	(M)
Adjusted net debt to capitalization ratio	(0.07)	(H+L)/(F+J+L)	0.20	(I+M)/(G+K+M)

Note:
1.	Adjusted EBITDA for the year ended December 31, 2023 is as previously reported.
42	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations before taxes	$256	$(324)	$(718)	$(75)
Finance expense net of finance income	141	25	719	50
Depreciation and amortization	523	292	1,726	925
EBITDA	920	(7)	1,727	900

Add (deduct):
Asset impairment	—	—	1,053	—
QB variable consideration to IMSA and Codelco	37	115	51	156
Environmental costs	(8)	115	—	119
Share-based compensation	5	(15)	91	81
Labour settlement	38	—	29	11
Commodity derivatives	(40)	(27)	(90)	12
Foreign exchange (gains) losses	(235)	18	(146)	(9)
Other	118	122	218	166
Adjusted EBITDA	$835	$321	$2,933	$1,436

43	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Gross profit	$542	$152	$1,607	$1,112
Depreciation and amortization	510	280	1,665	861
Gross profit before depreciation and amortization	$1,052	$432	$3,272	$1,973

Reported as:
Copper
Quebrada Blanca	$304	$(79)	$766	$(61)
Highland Valley Copper	100	101	471	391
Antamina	275	228	1,038	899
Carmen de Andacollo	52	34	121	44
Other	1	(3)	5	(8)
	732	281	2,401	1,265

Zinc
Trail Operations	15	12	12	103
Red Dog	303	141	851	611
Other	2	(2)	8	(6)
	320	151	871	708
Gross profit before depreciation and amortization	$1,052	$432	$3,272	$1,973

44	Teck Resources Limited 2024 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper (A)	$1,674	$1,142	$5,542	$3,425
Zinc (B)	1,112	701	3,523	3,051
Total	$2,786	$1,843	$9,065	$6,476

Gross profit before depreciation and amortization
Copper (C)	$732	$281	$2,401	$1,265
Zinc (D)	320	151	871	708
Total	$1,052	$432	$3,272	$1,973

Gross profit margins before depreciation and amortization
Copper (C/A)	44%	25%	43%	37%
Zinc (D/B)	29%	22%	25%	23%

45	Teck Resources Limited 2024 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2024	20231	2024	20231

Revenue as reported	$1,674	$1,142	$5,542	$3,425
Less:
Quebrada Blanca revenue as reported	—	(383)	—	(595)
By-product revenue (A)	(202)	(104)	(507)	(397)
Smelter processing charges (B)	76	42	262	156
Adjusted revenue	$1,548	$697	$5,297	$2,589

Cost of sales as reported	$1,375	$1,061	$4,497	$2,713
Less: Quebrada Blanca cost of sales as reported	—	(526)	—	(737)
	$1,375	$535	$4,497	$1,976
Less:
Depreciation and amortization	(433)	(136)	(1,356)	(472)
Inventory write-down	—	6	(41)	—
Labour settlement charge	(38)	—	(29)	(9)
Other	(1)	—	(31)	—
By-product cost of sales (C)	(31)	(37)	(82)	(125)
Adjusted cash cost of sales (D)	$872	$368	$2,958	$1,370

Payable pounds sold (millions) (E)	265.5	136.6	924.5	498.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.28	$2.69	$3.20	$2.75
Smelter processing charges (B/E)	0.29	0.31	0.28	0.31
Total cash unit costs – CAD$/pound	$3.57	$3.00	$3.48	$3.06

Cash margin for by-products – ((A – C)/E)	(0.64)	(0.49)	(0.46)	(0.54)
Net cash unit costs – CAD$/pound	$2.93	$2.51	$3.02	$2.52

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.36	$1.37	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.34	$1.97	$2.34	$2.04
Smelter processing charges	0.21	0.23	0.20	0.23
Total cash unit costs – US$/pound	$2.55	$2.20	$2.54	$2.27

Cash margin for by-products	(0.46)	(0.36)	(0.34)	(0.40)
Net cash unit costs – US$/pound	$2.09	$1.84	$2.20	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

46	Teck Resources Limited 2024 Fourth Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Revenue as reported	$1,674	$1,142	$5,542	$3,425
Less:
Quebrada Blanca revenue as reported	(835)	(383)	(2,376)	(595)
By-product revenue (A)	(148)	(104)	(402)	(397)
Smelter processing charges (B)	38	42	138	156
Adjusted revenue	$729	$697	$2,902	$2,589

Cost of sales as reported	$1,375	$1,061	$4,497	$2,713
Less: Quebrada Blanca cost of sales as reported	(788)	(526)	(2,338)	(737)
	$587	$535	$2,159	$1,976
Less:
Depreciation and amortization	(176)	(136)	(628)	(472)
Inventory write-down	—	6	(6)	—
Labour settlement charge	(34)	—	(25)	(9)
Other	(5)	—	(5)	—
By-product cost of sales (C)	(31)	(37)	(82)	(125)
Adjusted cash cost of sales (D)	$341	$368	$1,413	$1,370

Payable pounds sold (millions) (E)	124.3	136.6	505.2	498.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.74	$2.69	$2.80	$2.75
Smelter processing charges (B/E)	0.31	0.31	0.27	0.31
Total cash unit costs – CAD$/pound	$3.05	$3.00	$3.07	$3.06

Cash margin for by-products – ((A – C)/E)	(0.94)	(0.49)	(0.63)	(0.54)
Net cash unit costs – CAD$/pound	$2.11	$2.51	$2.44	$2.52

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.36	$1.37	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.96	$1.97	$2.04	$2.04
Smelter processing charges	0.22	0.23	0.20	0.23
Total cash unit costs – US$/pound	$2.18	$2.20	$2.24	$2.27

Cash margin for by-products	(0.67)	(0.36)	(0.46)	(0.40)
Net cash unit costs – US$/pound	$1.51	$1.84	$1.78	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2024 and 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
47	Teck Resources Limited 2024 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Revenue as reported	$1,112	$701	$3,523	$3,051
Less:
Trail Operations revenue as reported	(573)	(503)	(2,003)	(1,992)
Other revenue as reported	(3)	(1)	(8)	(6)
Add back: Intra-segment revenue as reported	158	151	547	543
	$694	$348	$2,059	$1,596
By-product revenue (A)	(95)	(51)	(434)	(320)
Smelter processing charges (B)	57	91	258	365
Adjusted revenue	$656	$388	$1,883	$1,641

Cost of sales as reported	$869	$630	$2,961	$2,651
Less:
Trail Operations cost of sales as reported	(558)	(525)	(2,069)	(1,994)
Other cost of sales as reported	(1)	(3)	—	(12)
Add back: Intra-segment purchases as reported	158	151	547	543
	$468	$253	$1,439	$1,188
Less:
Depreciation and amortization	(77)	(46)	(231)	(203)
Royalty costs	(168)	(31)	(448)	(262)
By-product cost of sales (C)	(19)	(17)	(107)	(126)
Adjusted cash cost of sales (D)	$204	$159	$653	$597
Payable pounds sold (millions) (E)	345.5	252.8	1,078.6	1,042.8

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.59	$0.63	$0.61	$0.57
Smelter processing charges (B/E)	0.17	0.36	0.23	0.35
Total cash unit costs – CAD$/pound	$0.76	$0.99	$0.84	$0.92
Cash margin for by-products – ((A - C)/E)	(0.22)	(0.14)	(0.30)	(0.18)
Net cash unit costs – CAD$/pound	$0.54	$0.85	$0.54	$0.74

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.36	$1.37	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.43	$0.46	$0.44	$0.42
Smelter processing charges	0.11	0.27	0.17	0.26
Total cash unit costs – US$/pound	$0.54	$0.73	$0.61	$0.68
Cash margin for by-products	(0.15)	(0.10)	(0.22)	(0.13)
Net cash unit costs – US$/pound	$0.39	$0.63	$0.39	$0.55

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

48	Teck Resources Limited 2024 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the continued ramp-up and future optimization and debottlenecking of QB2, including the occurrence, timing and length of required maintenance shutdowns; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB debottlenecking, the HVC Mine Life Extension, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for the HVC Mine Life Extension, including with respect to the dispute resolution process underway; expectations with respect to the construction of an exploration access road and advancement of prefeasibility study work in the Red Dog district; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; the continued operation of QB2 in accordance with our expectations; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and

49	Teck Resources Limited 2024 Fourth Quarter News Release

power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be

50	Teck Resources Limited 2024 Fourth Quarter News Release

impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 20, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

51	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months and Year Ended December 31, 2024 (Unaudited)

52

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2024	2023	2024	2023
Revenue	$2,786	$1,843	$9,065	$6,476

Cost of sales	(2,244)	(1,691)	(7,458)	(5,364)
Gross profit	542	152	1,607	1,112

Other operating income (expenses)
General and administration	(59)	(88)	(275)	(296)
Exploration	(24)	(35)	(87)	(86)
Research and innovation	(12)	(17)	(50)	(117)
Asset impairment	—	—	(1,053)	—
Other operating income (expense) (Note 2)	(142)	(170)	(151)	(391)
Profit (loss) from operations	305	(158)	(9)	222
Finance income	97	19	234	110
Finance expense (Note 3)	(238)	(44)	(953)	(160)
Non-operating income (expense) (Note 4)	89	(143)	7	(249)
Share of profit of joint venture	3	2	3	2
Profit (loss) from continuing operations before taxes	256	(324)	(718)	(75)
Recovery of (provision for) income taxes from continuing operations	(12)	41	(205)	(237)
Profit (loss) from continuing operations	244	(283)	(923)	(312)
Profit from discontinued operations (Note 1)	14	679	1,206	2,620
Profit for the period	$258	$396	$283	$2,308

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$385	$(167)	$(467)	$(118)
Non-controlling interests	(141)	(116)	(456)	(194)
Profit (loss) from continuing operations	$244	$(283)	$(923)	$(312)

Profit (loss) attributable to:
Shareholders of the company	$399	$483	$406	$2,409
Non-controlling interests	(141)	(87)	(123)	(101)
Profit for the period	$258	$396	$283	$2,308

Earnings (loss) per share from continuing operations
Basic	$0.75	$(0.32)	$(0.90)	$(0.23)
Diluted	$0.75	$(0.32)	$(0.90)	$(0.23)
Earnings per share from discontinued operations
Basic	$0.03	$1.25	$1.69	$4.88
Diluted	$0.03	$1.23	$1.68	$4.81
Earnings per share
Basic	$0.78	$0.93	$0.79	$4.65
Diluted	$0.78	$0.92	$0.78	$4.59
Weighted average shares outstanding (millions)	510.2	519.6	516.0	517.8
Weighted average diluted shares outstanding (millions)	512.4	526.4	520.0	525.3
Shares outstanding at end of period (millions)	506.3	517.3	506.3	517.3

53	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023
Operating activities
Profit (loss) from continuing operations	$244	$(283)	$(923)	$(312)
Depreciation and amortization	523	292	1,726	925
Recovery of (provision for) income taxes from continuing operations	12	(41)	205	237
(Gain) loss on disposal or contribution of assets	(13)	11	(27)	(183)
Asset impairment	—	—	1,053	—
Net finance expense	141	25	719	50
Income taxes paid	(109)	(175)	(1,833)	(990)
Remeasurement of decommissioning and restoration provisions for closed operations	(37)	86	(42)	70
QB variable consideration to IMSA and Codelco	37	115	51	156
Foreign exchange (gains) losses	(235)	18	(146)	(9)
Other	(37)	(108)	(77)	36
Net change in non-cash working capital items	757	45	(276)	(543)
Net cash provided by (used in) continuing operating activities	1,283	(15)	430	(563)
Net cash provided by discontinued operating activities	5	1,141	2,360	4,647
	1,288	1,126	2,790	4,084
Investing activities
Expenditures on property, plant and equipment	(422)	(771)	(2,262)	(3,885)
Capitalized production stripping costs	(82)	(100)	(373)	(455)
Expenditures on investments and other assets	(17)	(31)	(68)	(123)
Net proceeds (outflows) from sale of discontinued operations and other	(139)	1	9,538	1,048
Proceeds from interest and dividend income	108	19	194	97
Net cash provided by (used in) continuing investing activities	(552)	(882)	7,029	(3,318)
Net cash used in discontinued investing activities	—	(450)	(856)	(1,439)
	(552)	(1,332)	6,173	(4,757)
Financing activities
Proceeds from debt	—	43	77	230
Redemption, purchase or repayment of debt	(278)	(253)	(2,549)	(710)
Repayment of lease liabilities	(22)	(31)	(68)	(79)
QB advances from SMM/SC	230	332	652	1,292
Sale of minority interest in steelmaking coal business	—	—	1,675	—
Interest and finance charges paid	(336)	(307)	(863)	(722)
Issuance of Class B subordinate voting shares	2	7	172	63
Purchase and cancellation of Class B subordinate voting shares	(486)	(165)	(1,240)	(250)
Dividends paid	(63)	(64)	(514)	(515)
Contributions from non-controlling interests	112	113	263	439
Settlement of other liabilities	(7)	(17)	(102)	(65)
Net cash used in continuing financing activities	(848)	(342)	(2,497)	(317)
Net cash used in discontinued financing activities	—	(34)	(68)	(152)
	(848)	(376)	(2,565)	(469)
Increase (decrease) in cash and cash equivalents	(112)	(582)	6,398	(1,142)
Change in cash classified as held for sale	—	—	—	35
Effect of exchange rate changes on cash and cash equivalents	469	(17)	445	(32)
Cash and cash equivalents at beginning of period	7,230	1,343	744	1,883
Cash and cash equivalents at end of period	$7,587	$744	$7,587	$744

54	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$7,587	$744
Current income taxes receivable	267	94
Trade and settlement receivables	1,661	2,096
Inventories	2,598	2,946
Prepaids and other current assets	461	585
	12,574	6,465
Financial assets	764	672
Investment in joint venture	1,223	1,116
Property, plant and equipment	30,568	45,565
Intangible assets	196	345
Deferred income tax assets	572	65
Goodwill	442	1,108
Other assets	698	857
	$47,037	$56,193
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,735	$3,654
Current portion of debt (Note 5)	423	515
Current portion of lease liabilities	175	195
Current income taxes payable	850	1,181
Current portion of provisions	187	347
	4,370	5,892
Debt (Note 5)	4,108	6,019
Lease liabilities	776	866
QB advances from SMM/SC	4,483	3,497
Deferred income tax liabilities	2,293	6,188
Retirement benefit liabilities	373	445
Provisions	2,439	3,851
Other liabilities	1,099	1,143
	19,941	27,901
Equity
Attributable to shareholders of the company	26,077	26,988
Attributable to non-controlling interests	1,019	1,304
	27,096	28,292
	$47,037	$56,193

55	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS

a)	Sale of steelmaking coal business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore). We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain for the year ended December 31, 2024 (net of taxes of $897 million, which is based on the taxable gain as computed under Canadian tax law) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlements of customary closing adjustments were recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. On July 10, 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

b)	Results of discontinued operations

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023
Revenue	$—	$2,265	$4,640	$8,678
Cost of sales	—	(1,181)	(2,718)	(4,665)
Gross profit	—	1,084	1,922	4,013
Other operating income (expenses)	12	(27)	(252)	117
Net finance expense	—	(29)	(63)	(114)
Non-operating income (expense)	—	(10)	24	(17)
Profit from discontinued operations before taxes	12	1,018	1,631	3,999
Provision for income taxes	(43)	(339)	(506)	(1,371)
Profit (loss) from discontinued operations after taxes	(31)	679	1,125	2,628
Gain (loss) on sale (net of tax expense (recovery) of $(53), $nil, $897 and $4)	45	—	81	(8)
Profit from discontinued operations	$14	$679	$1,206	$2,620

Profit from discontinued operations attributable to:
Shareholders of the company	$14	$650	$873	$2,527
Non-controlling interests	—	29	333	93
Profit from discontinued operations	$14	$679	$1,206	$2,620

56	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS, continued

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). As the sale was completed in February 2023, there were no results of discontinued operations for the Fort Hills disposal group during the three month periods ended December 31, 2024 and 2023, or for the year ended December 31, 2024.

Results of discontinued operations of the steelmaking coal business and Fort Hills disposal group for the year ended December 31, 2023 are shown below.

	Year ended December 31, 2023
(CAD$ in millions)	Steelmaking Coal	Fort Hills	Total
Revenue	$8,535	$143	$8,678
Cost of sales	(4,504)	(161)	(4,665)
Gross profit (loss)	4,031	(18)	4,013
Other operating income (expense)	117	—	117
Net finance expense	(112)	(2)	(114)
Non-operating expense	(17)	—	(17)
Profit (loss) from discontinued operations before taxes	4,019	(20)	3,999
Recovery of (provision for) income taxes	(1,373)	2	(1,371)
Profit (loss) from discontinued operations after taxes	2,646	(18)	2,628
Loss on sale (net of tax expense of $4)	—	(8)	(8)
Profit (loss) from discontinued operations	$2,646	$(26)	$2,620

Profit (loss) from discontinued operations attributable to:
Shareholders of the company	$2,553	$(26)	$2,527
Non-controlling interests	93	—	93
Profit (loss) from discontinued operations	$2,646	$(26)	$2,620

57	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023
Settlement pricing adjustments	$(144)	$(19)	$65	$7
Share-based compensation (Note 6(a))	(5)	15	(91)	(81)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	8	(115)	—	(119)
Care and maintenance costs	(12)	(14)	(51)	(39)
Social responsibility and donations	(26)	(20)	(59)	(62)
Gain (loss) on disposal or contribution of assets	13	(11)	27	183
(Impairment) impairment reversal of intangible assets	(7)	3	(37)	(88)
Commodity derivatives	40	27	90	(12)
Depreciation of corporate assets	(11)	(12)	(47)	(41)
Take-or-pay contract costs	(3)	(12)	(10)	(30)
Other	5	(12)	(38)	(109)
	$(142)	$(170)	$(151)	$(391)

3.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023
Debt interest	$26	$59	$175	$233
Interest on QB project financing	55	64	224	245
Interest on advances from SMM/SC	93	78	351	259
Interest on lease liabilities	12	11	49	21
Letters of credit and standby fees	3	7	28	31
Accretion on decommissioning and restoration provisions	34	26	121	96
Accretion on other liabilities	12	10	42	33
Other	5	8	29	22
	240	263	1,019	940
Less capitalized borrowing costs	(2)	(219)	(66)	(780)
	$238	$44	$953	$160

58	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2024	2023	2024	2023
QB variable consideration to IMSA and Codelco	$(37)	$(115)	$(51)	$(156)
Foreign exchange gains (losses)	235	(18)	146	9
Downstream pipeline take-or-pay toll commitment	(14)	—	(10)	(40)
Other	(95)	(10)	(78)	(62)
	$89	$(143)	$7	$(249)

5.	DEBT

($ in millions)	December 31, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$143	$196	$204	$503	$621	$658
6.125% notes due October 2035 (a)	187	273	266	336	467	439
6.0% notes due August 2040 (a)	194	273	278	473	642	624
6.25% notes due July 2041 (a)	245	350	349	396	544	519
5.2% notes due March 2042 (a)	167	212	237	395	488	516
5.4% notes due February 2043 (a)	108	141	154	367	466	481
	1,044	1,445	1,488	2,470	3,228	3,237
QB project financing facility (b)	1,912	2,847	2,719	2,206	2,979	2,873
Carmen de Andacollo short-term loans (c)	—	—	—	95	126	126
Antamina loan agreement (d)	225	324	324	225	298	298
	$3,181	$4,616	$4,531	$4,996	$6,631	$6,534
Less current portion of debt	(294)	(423)	(423)	(389)	(515)	(515)
	$2,887	$4,193	$4,108	$4,607	$6,116	$6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy.

a)	Long-Term Notes

In the fourth quarter of 2024, the principal amount of the notes purchased comprised of US$34 million of the 3.9% notes due 2030, US$1 million of the 6.125% notes due 2035, US$8 million of the 6.25% notes due 2041 and US$5 million of the 5.4% notes due 2043. In the fourth quarter of 2024, the total cash cost of the purchases was $67 million (US$50 million), which was funded from cash on hand.

59	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	DEBT, continued

b)	QB Project Financing Facility

As at December 31, 2024, the limited recourse QB project financing facility had a balance of US$1.9 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB project assets.

The guarantees of Teck and SMM/SC will terminate once final completion, as defined under the facility, has been achieved. The facility is subject to customary project financing covenants and terms, including with respect to granting security in assets and accounts, maintenance of insurance, periodic reporting, restrictions on certain activities (such as incurring additional debt beyond agreed thresholds), and other operational covenants. Breach of the project finance covenants, or failure to reach final completion in June 2025, could lead to enforcement action by the project lenders, including the acceleration of repayment of the facility, among other consequences.The project has completed and submitted certificates for a majority of the completion tests, including the technical and operating completion tests, with the remaining tests being procedural in nature.

c)	Carmen de Andacollo Short-Term Loans

As at December 31, 2024, all fixed rate short-term loans at Carmen de Andacollo were fully repaid.

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at December 31, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders and matures in 2026.

e)	Revolving Credit Facility

Effective October 18, 2024, we reduced the US$4.0 billion sustainability-linked revolving credit facility maturing October 2026 by US$1.0 billion to US$3.0 billion and we extended this facility for a five-year term to October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024. Therefore, we do not exceed the required net debt-to capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit and surety bonds to support our reclamation obligations. As at December 31, 2024, we had $1.5 billion (2023 – $2.6 billion) of letters of credit outstanding. We also had $441 million (2023 – $1.2 billion) in surety bonds outstanding at December 31, 2024 to support current and future reclamation obligations. At December 31, 2023, $1.5 billion of the outstanding letters of credit and $758 million of the outstanding surety bonds were related to EVR. These were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024 (Note 1).

60	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2024, we granted 1,082,270 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $52.85, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $21.21 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.8 years
Risk-free interest rate	3.46%
Dividend yield	0.96%
Expected volatility	42%

During the three months and year ended December 31, 2024, share-based compensation expense related to stock options was $5 million and $21 million (2023 – $5 million and $26 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2024, we issued 999,009 Units. The total number of Units outstanding at December 31, 2024 was 2,860,317. During the three months and year ended December 31, 2024, share-based compensation related to Units was nil and $70 million expense (2023 – $20 million recovery and $55 million expense), respectively.

During the three months and year ended December 31, 2024, total share-based compensation expense was $5 million and $91 million (2023 – $15 million recovery and $81 million expense) (Note 2), respectively.

b)	Dividends

Dividends of $0.125 per share, totalling $63 million, were paid on our Class A common and Class B subordinate voting shares in the fourth quarter of 2024. Dividends totalling $514 million were paid on our Class A and Class B subordinate voting shares during the year ended December 31, 2024.

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

During the year ended December 31, 2024, we recorded $1.3 billion in equity for the purchase of 19,258,016 Class B subordinate voting shares. The $1.3 billion includes an accrual of $15 million related to tax on repurchases of equity. For these share repurchases, we paid $1.2 billion in cash during the year ended December 31, 2024, and $6 million subsequent to the quarter. 19,158,016 Class B subordinate voting shares were cancelled during the year ended December 31, 2024, with the remaining 100,000 shares cancelled subsequent to the quarter.

During the year ended December 31, 2023, we purchased and cancelled 4,737,561 Class B subordinate voting shares for $250 million.

61	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in the third quarter of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated steelmaking coal and energy segments in the tables below. The segmented information related to the steelmaking coal business and Fort Hills are disclosed as part of Note 1, Sale of Steelmaking Coal Business and Discontinued Operations.

	Three months ended December 31, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$1,674	$1,112	$—	$2,786
Cost of sales	(1,375)	(869)	—	(2,244)
Gross profit	299	243	—	542
Operating income (expense) - other	(127)	33	(143)	(237)
Profit (loss) from operations	172	276	(143)	305
Finance income	12	1	84	97
Finance expense	(181)	(20)	(37)	(238)
Non-operating income (expense)	(78)	5	162	89
Share of profit of joint venture	3	—	—	3
Profit (loss) before taxes from continuing operations	(72)	262	66	256

Depreciation and amortization	(433)	(77)	(13)	(523)
Capital expenditures from continuing operations	431	65	8	504

62	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended December 31, 2023
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$1,142	$701	$—	$1,843
Cost of sales	(1,061)	(630)	—	(1,691)
Gross profit	81	71	—	152
Operating income (expense) - other	(25)	(76)	(209)	(310)
Profit (loss) from operations	56	(5)	(209)	(158)
Finance income	9	1	9	19
Finance expense	(23)	(14)	(7)	(44)
Non-operating income (expense)	(155)	(1)	13	(143)
Share of profit of joint venture	2	—	—	2
Profit (loss) before taxes from continuing operations	(111)	(19)	(194)	(324)

Depreciation and amortization	(200)	(80)	(12)	(292)
Capital expenditures from continuing operations	783	82	6	871

	Year ended December 31, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$5,542	$3,523	$—	$9,065
Cost of sales	(4,497)	(2,961)	—	(7,458)
Gross profit	1,045	562	—	1,607
Asset impairment	—	(1,038)	(15)	(1,053)
Operating income (expense) - other	13	39	(615)	(563)
Profit (loss) from operations	1,058	(437)	(630)	(9)
Finance income	23	1	210	234
Finance expense	(687)	(66)	(200)	(953)
Non-operating income (expense)	(94)	6	95	7
Share of profit of joint venture	3	—	—	3
Profit (loss) before taxes from continuing operations	303	(496)	(525)	(718)

Depreciation and amortization	(1,356)	(309)	(61)	(1,726)
Capital expenditures from continuing operations	2,267	345	23	2,635
	As at December 31, 2024
Goodwill	442	—	—	442
Total assets	34,433	4,187	8,417	47,037

63	Teck Resources Limited 2024 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Year ended December 31, 2023
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$3,425	$3,051	$—	$6,476
Cost of sales	(2,713)	(2,651)	—	(5,364)
Gross profit	712	400	—	1,112
Operating income (expense) - other	56	(86)	(860)	(890)
Profit (loss) from operations	768	314	(860)	222
Finance income	23	1	86	110
Finance expense	(79)	(53)	(28)	(160)
Non-operating expense	(190)	—	(59)	(249)
Share of profit of joint venture	2	—	—	2
Profit (loss) before taxes from continuing operations	524	262	(861)	(75)

Depreciation and amortization	(553)	(308)	(64)	(925)
Capital expenditures from continuing operations	4,018	298	24	4,340
	As at December 31, 2023
Goodwill from continuing operations	406	—	—	406
Goodwill from discontinued operations - unallocated	—	—	—	702
Goodwill	406	—	—	1,108
Total assets from continuing operations	28,636	4,581	3,595	36,812
Total assets from discontinued operations - unallocated	—	—	—	19,381
Total assets	28,636	4,581	3,595	56,193

Goodwill from discontinued operations and total assets from discontinued operations were unallocated to a segment as they were derecognized as part of the sale of the steelmaking coal business in 2024.

64	Teck Resources Limited 2024 Fourth Quarter News Release